As Filed with the Securities and Exchange Commission on August 28, 2002
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

In the Matter of Conectiv and Subsidiaries File No. 70-9095 (Public Utility Holding Company Act of 1935)	INTERIM CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

This Certificate of Notification is filed by Conectiv, a Delaware corporation, pursuant to Rule 24 (17 C.F.R. Section 250.24). Such filing is made in connection with Conectiv's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and authorized by the orders of the Securities and Exchange Commission (the "Commission") dated February 26, 1998, August 21, 1998, September 28, 1998, October 21, 1998, November 13, 1998, December 14, 1999, August 17, 2000, June 7, 2001, March 22, 2002 and April 22, 2002 (the "Orders") in the above- referenced file. The Orders directed that Conectiv file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each of the first three calendar quarters and within 90 days after the last calendar quarter. This certificate reports transactions from the period April 1, 2002 through June 30, 2002.

Pursuant to the Orders, the formation of Conectiv Pennsylvania Generation, Inc. as a New Utility Company (as defined in the Application-Declaration) on January 18, 2002 caused Conectiv Energy Holding Company and ACE REIT, Inc. to be deemed to be registered holding companies under the Act. The reporting requirements of Conectiv Energy Holding Company and ACE REIT, Inc. are deemed to be included in this Interim Certificate of Notification.

Capitalized terms not otherwise defined herein have the meaning ascribed in the Application-Declaration.

1.   Conectiv Common Stock issued during period (new issue shares only):

# 0f Shares Issued During Period	Average Price per Share	Issuance Amount	Cumulative Issuance Amount
0	N/A	0	0

Note: Pursuant to the Orders, Conectiv can issue up to $750 million of long-term financing. Of this amount, a maximum of $250 million of long-term financing can be issued in the form of common stock. To the degree any common stock is issued, the amount of long-term debt that can be issued is reduced dollar for dollar.

2.	Conectiv Common Stock issued pursuant to dividend reinvestment plans and Common Stock and options issued pursuant to benefit plans:
Common Stock	#0f Shares Issued During Period	Cumulative # 0f Shares Issued
Dividend Reinvestment	0	0
Employee Benefit Plans	0	0

During the period, no stock options or shares of restricted stock were issued under the Conectiv Incentive Compensation Plan. There were no stock options exercised under the Delmarva Long-Term Incentive Plan during the quarter and no shares of Common Stock were issued. To date, awards under the employee benefit plans include 3,403,700 common stock options and 806,200 shares of restricted stock.

Note: Cumulative shares issued for dividend reinvestment plans cannot exceed 5 million shares; cumulative shares issued for employee benefit plans cannot exceed 5 million shares.

3.	Conectiv Common Stock issued for acquisitions:
# 0f Shares Issued During Period	Value per Share	Restricted (Y/N)
0	N/A	N/A
4.	Conectiv Long-Term Debt issued during period:
Issued During Period	Cumulative Issuances
$250,000,000	$250,000,000

Note: Aggregate long-term financing by Conectiv cannot exceed $750 million pursuant to the Orders (see Item 1 above). Conectiv can issue all of this authorization in the form of long-term debt. However, the proceeds from the issuance of long-term debt must be used to reduce outstanding short-term debt.

5.	Short-Term Debt issued by Conectiv and Delmarva Power & Light Company ("Delmarva") during period:
Company	Balance at Period-End	Weighted Average Cost	Highest Daily Balance
Conectiv	$939,082,602	2.52%	$1,192,514,000
Delmarva	0	N/A	0

Note: Conectiv's daily balance cannot exceed $2 billion pursuant to the Orders; Delmarva's daily balance cannot exceed $275 million pursuant to the Orders and the order of the Virginia State Corporation Commission.

6.	Interest rate risk management transactions during period by Conectiv and/or Utility Subsidiaries: No activity.
7.	Utility Subsidiary financings during period:
Company	Debt Financing ($)	Equity Financing ($)	Total ($)
Conectiv Atlantic Generation, L.L.C.	0	5,080	5,080
Conectiv Delmarva Generation, Inc.	26,913,644	398,714	27,312,358
Conectiv Pennsylvania Generation, Inc.	35,452,037	50,051,506	85,503,543
Conectiv Mid-Merit, Inc.	34,454,907	0	34,454,907

Note: Short-term and long-term financings by Atlantic City Electric Company are exempt pursuant to Rule 52; long-term financings by Delmarva are exempt pursuant to Rule 52. Aggregate financing by Conectiv Atlantic Generation, L.L.C., Conectiv Delmarva Generation, Inc., Conectiv Mid-Merit, Inc. and any New Utility Subsidiary cannot exceed $1 billion. Conectiv Pennsylvania Generation, Inc. was established as a New Utility Subsidiary on January 18, 2002. As of the end of the period, aggregate financing by Conectiv Atlantic Generation, L.L.C , Conectiv Delmarva Generation, Inc., Conectiv Mid-Merit, Inc. and Conectiv Pennsylvania Generation, Inc. was $248,236,262.

8.	Non-utility financing during the period not exempt pursuant to Rule 52:
Company	Type of Borrowing	Amount ($)	Interest Rate (%)
Atlantic Generation, Inc.	Money Pool Advance	*	*
Conectiv Energy Supply, Inc.	Money Pool Advance	*	*
Conectiv Thermal Systems, Inc.	Money Pool Advance	*	*
Conectiv Energy Holding Company	Money Pool Advance	345,005,323	2.52
Conectiv Operating Services Company	Money Pool Advance	*	*
Conectiv Bethlehem, Inc.	Parent Company Advance	310,283,779	2.52
Various	Surety Bonds	63,814,562	N/A
* Reported on Form U-9C-3
9.	Guarantees issued by Conectiv and Nonutility Subsidiaries as of end of period:
Conectiv	$599.7 million
Nonutility Subsidiaries	None
Note: Guarantees by Conectiv cannot exceed $1.5 billion; guarantees by Non-Utility Subsidiaries cannot exceed $100 million.
10.

Borrowings from System Money Pool during period:
    Pursuant to the Orders, the limit on borrowings by individual Non-Utility Subsidiaries was eliminated and the applicable borrowings are reported on Form U-6B-2 filed contemporaneously herewith

11.	Forms U-6B-2 filed with Commission during period:
Filing Entity				Date of Filing
ATE Investment, Inc.				8/28/02
Atlantic City Electric Company				8/28/02
Atlantic Southern Properties, Inc.				8/28/02
Conectiv Plumbing LLC				8/28/02
Conectiv Properties and Investments, Inc				8/28/02
Conectiv Resource Partners, Inc.				8/28/02
Conectiv Services, Inc				8/28/02
Conectiv Solutions, LLC				8/28/02
DCI II, Inc.				8/28/02
Delmarva Power & Light Company (long-term debt only)				8/28/02
King Street Assurance Ltd.				8/28/02
12.	Financial Statements:
•	Conectiv Balance Sheet (Incorporated by reference to the filing of Conectiv on Form 10-Q for the period ended June 30, 2002)
•	Delmarva Balance Sheet (Incorporated by reference to the filing of Delmarva on Form 10-Q for the period ended June 30, 2002)
13.	Registration Statements filed pursuant to the Securities Act of 1933: None
14.	Computation under Rule 53(a):
($ thousands)	1	2	3	4	5	6	7
	Average Retained Earnings (Last Four Quarters)	Average Retained Earnings (Previous Four Quarters)	10% Test	2% of Capital Invested in Utility Plant (Use only if 1 is 10% less than 2)	Maximum EWG Investments per Orders	Aggregate EWG Investments	Remaining Capacity for EWG Investments
6/30/02	217,453	204,532	6%	N/A	350,000	318,641	31,359

15.		Conectiv Investment in EWG Projects: Conectiv's investments in EWGs as of June 30, 2002 were $318.6 million.
16.		Conectiv's Consolidated Capitalization Ratios as of June 30, 2002:
($ thousands)
Debt		3,065.4			66.40%
Preferred Stock		200.8			4.35%
Common Equity		1,350.7			29.25%
Total Capitalization		4,616.9			100.00%
17.	Market/Book Ratio of Conectiv Common Stock:
	Closing Price @ 6/30/02	Book Value @ 6/30/02	Ratio
Conectiv Common Stock	$25.81	$15.21	1.70
Conectiv Class A Common Stock	$21.74	$15.21	1.43
18.	New EWG Projects during Preceding Quarter: There were no new EWG Projects initiated during the period.
19.

Consolidated and EWG Earnings Growth:
     Energy Systems North East, LLC ("ESNE"), an indirect subsidiary of Conectiv, has a 50% interest in an EWG Project located in North East, Pennsylvania. The effect of ESNE's earnings are insignificant in relation to Conectiv's earnings. ESNE is the only operating EWG Project in the Conectiv System.

20.	EWG Revenue and Net Income: ESNE's revenues and net income are de minimis.
21.	New Utility Subsidiaries established during period: None.
22.	Utility property acquired during period by utility subsidiaries of Conectiv Energy Holding Company: Conectiv Pennsylvania Generation, Inc. $82.4 million Conectiv Mid-Merit, Inc. $16.6 million

Note: Aggregate acquisition of utility property by Conectiv Atlantic Generation, L.L.C., Conectiv Delmarva Generation, Inc. Conectiv Mid-Merit, Inc. and Conectiv Pennsylvania Generation, Inc.and any New Utility Subsidiary cannot exceed $1 billion. As of the end of the period, the aggregate acquisition of utility property by Conectiv Atlantic Generation, L.L.C., Conectiv Delmarva Generation, Inc., Conectiv Mid-Merit, Inc. and Conectiv Pennsylvania Generation, Inc. was $180.6 million.

23.	Genco financing issued during period: None
Note: Aggregate Genco financing cannot exceed $800 million (the Commission reserved jurisdiction over the issuance of an additional $700 million of Genco financing).
24.	Conectiv long-term debt refunded during period: None.
Note: Aggregate Conectiv long-term debt refunded during the Authorization Period cannot exceed $150 million.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Certificate of Notification to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

August 28, 2002

Conectiv
Atlantic City Electric Company
Delmarva Power & Light Company
Conectiv Resource Partners, Inc.
Conectiv Energy Supply, Inc.
Conectiv Energy Holding Company

/s/ Donna Kinzel
Donna Kinzel
Assistant Treasurer

August 28, 2002

Conectiv Properties and Investments, Inc.
Conectiv Services, Inc.
DCI II, Inc.
DCTC-Burney, Inc.
Conectiv Operating Services Company
Conectiv Solutions, LLC
Conectiv Plumbing, LLC
Atlantic Generation, Inc.
Atlantic Southern Properties, Inc.
ATE Investment, Inc.
Conectiv Thermal Systems, Inc.
Binghamton General, Inc.
Binghamton Limited, Inc.
Pedrick General, Inc.
Vineland Limited, Inc.
Vineland General, Inc.
ATS Operating Services, Inc.
King Street Assurance, Ltd.
Atlantic Jersey Thermal Systems, Inc
Conectiv Atlantic Generation, L.L.C.
ACE REIT, Inc.
Conectiv Communications, Inc.
Conectiv Delmarva Generation, Inc.
Conectiv Pennsylvania Generation, Inc.
Conectiv Mid-Merit, Inc.
Conectiv Bethlehem, LLC

/s/ Donna Kinzel
Donna Kinzel
Assistant Treasurer